June 10, 2008
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.
Registration Statement on Form 10
Commission File No. 1-34004
Ladies and Gentlemen:
Scripps Networks Interactive, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form 10 (Commission File No. 1-34004), as amended, to 4:00 p.m., Eastern time, on June 11, 2008, or as soon thereafter as possible. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for the request are the Company expects that its distribution from The E. W. Scripps Company will occur on or about June 30, 2008. In order to achieve the Company’s business objectives, it is critical that the Form 10 be declared effective as requested herein and, accordingly, we greatly appreciate the staff’s efforts to accommodate the Company’s timeline.
The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Eric J. Geppert of Baker & Hostetler LLP at (513) 929-3405 as soon as the Registration Statement has been declared effective.
Very truly yours,
SCRIPPS NETWORKS INTERACTIVE, INC.
/s/ Anatolio B. Cruz, III
Executive Vice President, Chief Legal Officer & Corporate Secretary